FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES ACT OF 1934

For the month of November, 2009

Commission File Number 0-31481

CARTHEW BAY TECHNOLOGIES, INC.

(Translation of registrant’s name into English)

Brookfield Place, 181 Bay Street, Suite 2500
Toronto, Ontario, Canada M5J 2T7

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82-_____________.

CARTHEW BAY TECHNOLOGIES INC.
(Formerly Astris Energi Inc.)

Interim Financial Statements
(Canadian Dollars)
(Unaudited – See Notice to Reader)
September 30, 2009 and 2008

Notice to Reader
Regarding the financial statements for the nine months ended September 30, 2009 and 2008

The accompanying Interim balance sheets of Carthew Bay Technologies Inc. as at September 30, 2009 and the Interim statements of operations and deficit and cash flows for the nine months then ended have been prepared by management in accordance with Canadian generally accepted accounting principles. These financial statements have not been reviewed by an auditor to verify the accuracy or completeness of such information. Readers are cautioned that these statements may not be appropriate for their purposes. These should be read in conjunction with the 2008 audited financial statements of Carthew Bay Technologies Inc.

“Brian D. Clewes”
Chief Financial Officer

Toronto, Canada
November 17, 2009

CARTHEW BAY TECHNOLOGIES INC.	Statement I
Interim  Balance Sheet
(Canadian Dollars)
(Unaudited - See Notice to Reader)

	Sept 30, 2009	Dec 31, 2008	Dec 31, 2008

Assets
Current
Cash and Short Term deposits	$154,061	$479,531	$236,384
Interest and support receivable	592,492	61,145	160,000
Prepaid expenses and deposits	34,675	18,853	5,275
Convertible debenture in Colorep Inc. (note 4(ii))	2,141,400	2,436,000	2,140,000
	$2,922,628	$2,995,529	$2,541,659

Liabilities
Current
Accounts payables and accrued liabilities	$59,549	$50,450	-

Shareholders' Equity (Deficiency)
Share capital (Note 8(a))	10,978,449	10,978,448	12,126,072
Contributed surplus (Note 8(c))	6,236,567	6,236,567	6,170,288
Comprehensive Income
Deficit	(14,351,937)	(14,269,936)	(15,754,701)
	2,863,079	2,551,811	2,541,659

	$2,922,628	$2,945,079	$2,541,659

CARTHEW BAY TECHNOLOGIES INC.	Statement II
(A Development Stage Company)
Interim  Statement of Operations and Deficit
(Canadian Dollars)

(Unaudited - See Notice to Reader)
	For the three months ended Sept 30, 2009	For the three months ended Sept 30, 2009	For the nine months ended Sept 30, 2009	For the nine months ended Sept 30, 2008

Revenues
Interest	$98,766	$120,000	$303,165	$149,714
Total	98,766	120,000	303,165	149,714

Expenses

Gov’t R&D Earned	-	(90,678)	(28,785)	(131,383)
General and administrative	29,249	19,626	49,164	190,024
Net Options expense	-	-	-	17,500
Professional fees	(11,530)	83,606	20,381	1,529,527
Net currency (Gain) loss	189,555	(148,170)	344,406	(147,878)
	207,274	(135,616)	385,166	1,457,790

Net Income (loss) for the period	(108,508)	255,616	(82,001)	(1,308,376)

Deficit, beginning of period	(14,243,429)	(16,010,317)	(14,269,936)	(14,446,625)

Deficit, end of period	$(14,351,937)	$(15,754,701)	$(14,351,937)	$(15,754,701)

Loss per common share, basic and diluted	$(0.002)	$.004	$(0.005)	$(0.018)
Weighted Average Common shares Outstanding	54,628,016	59,851,027	54,628,016	74,583,132

ASTRIS ENERGI INC.	Statement III
(A Development Stage Company)
Interim  Statement of Cash Flows
(Canadian Dollars)
(Unaudited - See Notice to Reader)
	For the three months ended Sept 30, 2009		For the three months ended Sept 30, 2008	For the nine months ended Sept 30, 2009		For the nine months ended Sept 30, 2008

Operating
Income (loss) for the period		$(108,508)	$255,616	$	(82,001)	$(1,308,076)
Items not requiring cash
Option expense			-			17,500
Consulting and professional fees paid in capital stock to related parties		-	71,875		-	1,280,424
Unrealized foreign currency (gain) loss		123,600	(140,000)		294,600	(140,000)
		-
Net change in non-cash working capital balances related to operations (Note 8)		(43,352)	(149,726)		(538,070)	(157,895)
		(28,260)	37,765		(325,471)	(308,047)
Financing
Convertible debenture in Colorep Inc. (note 4)		-			-	(2,000,000)
		-
Net increase (decrease) in cash during period	$	(28,260)	$37,765		(325,471)	$(2,308,047)

Cash, beginning of period		182,321	198,619		479,532	2,544,431

Cash, end of period		$154,061	$236,384		$154,061	$236,384

CARTHEW BAY TECHNOLOGIES INC.
(Formerly Astris Energi Inc.)
Notes to the Interim Financial Statements
September 30, 2009 and 2008
(Canadian Dollars)

1.         DESCRIPTION OF BUSINESS

Prior to August 1, 2007, Carthew Bay Technologies Inc. (Formerly Astris Energi Inc.) (the “Company”) designed, developed, manufactured and sold alkaline fuel cells (“AFCs”) and alkaline fuel cell systems, fuel cell and battery test loads and provided engineering and other services.

From inception, the efforts of the Company were devoted to the development of AFCs for industrial, commercial, educational, scientific, transportation and similar applications.  The Company had not earned significant revenues.

On August 1, 2007, the Company sold substantially all its assets, including its wholly-owned subsidiaries, to MKU Canada Inc., an arm’s-length third party.  MKU Canada Inc. is a wholly-owned subsidiary of MKU Cyprus Ltd.  The transaction included the sale of substantially all of the assets of the Company, including its fuel cell and test load technology assets for consideration of: i) US$3,064,363 in cash ($3,216,049 Canadian); ii) forgiveness of US$1,225,000 and $380,000 Canadian of face value  secured convertible debentures held by ACME Global Inc. (a subsidiary of MKU Cyprus Ltd.) along with US$210,000 ($234,558 Canadian) of accrued interest; iii) an option for the Company, for a consideration of $1 to purchase 4,248,750 of its own shares; iv) the forgiveness of a secured convertible promissory note in the amount of US$600,000 ($642,700 Canadian).  The Company has exercised the option to reacquire and cancel the 4,248,750 of its own shares.

The Company changed its name to Carthew Bay Technologies Inc. on August 17, 2007.

On May 23, 2008, the Company signed a share exchange agreement with Colorep Inc. whereby shares of the Company will be exchanged for all the issued and outstanding shares of Colorep Inc. under terms that constitute a reverse takeover (“RTO”).  For details of the proposed transaction, refer to note 3.

2.         UNAUDITED  FINANCIAL STATEMENTS

The unaudited balance sheet as at September 30, 2009 and the unaudited statements of operations and deficit and cash flows for the nine months ended September 30, 2009 and 2008, have been prepared with Canadian Generally Accepted Accounting Principles (GAAP) on the same basis as the audited financial statements of the company for the year ended December 31, 2008. These  financial statements include all adjustments, which, in the opinion of management, are necessary for the fair presentation of the results of operations necessarily indicative of results to be expected for the full year. These unaudited  financial statements should be read in conjunction with the Company’s annual audited financial statements for the year ended December 31, 2008.

The CARTHEW BAY TECHNOLOGIES INC.
(Formerly Astris Energi Inc.)
Notes to the Interim Financial Statements
September 30, 2009 and 2008
 (Canadian Dollars)

3.         SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

These financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles (“GAAP”).

Research and Development Costs, Investment Tax Credits and Government Assistance

All costs relating to scientific research and product evaluation are expensed as incurred.  Product development costs are expensed as incurred unless the product or process is clearly defined; the associated costs can be identified; technical feasibility has been reached; there is intention to produce or market the product; the future market is clearly defined; and, adequate resources exist or are expected to be available to complete the project.  To date, these criteria have not been met and, accordingly, no development costs have been deferred.

Investment tax credits are recognized in the period in which the credits are earned and realization is considered more likely than not.  Government grants are recognized when received.  Assistance received or receivable is accounted for using the cost reduction approach.

	2009	2008	2007

Canadian SRED credits	$28,785	$131,383	$388,886

Income Taxes

Income taxes are recorded using the liability method.  Future income and deduction amounts arise due to temporary differences between the accounting and income tax bases of the Company’s assets and liabilities.  Future income tax assets and liabilities are measured using substantively enacted income tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in income tax rates is recognized in the period that includes the date of substantive enactment.  Valuation allowances are provided to the extent that realization of such benefits is considered to be more unlikely than not.

Use of Estimates

The preparation of the financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenue and expenses during the year.  Financial statement items subject to significant management judgment include revenue recognition, the completeness of accounts payable and accrued liabilities, the valuation of stock-based compensation, warrant valuation and future income taxes.  Actual amounts could differ from management’s estimates.

CARTHEW BAY TECHNOLOGIES INC.
(Formerly Astris Energi Inc.)
Notes to the Interim Financial Statements
September 30, 2009 and 2008
 (Canadian Dollars)

Financial Instruments

At March 31, 2009, the Company’s financial instruments comprise cash, sundry amounts receivable, convertible debenture in Colorep Inc. and accounts payable and accrued liabilities.

Financial assets are classified into one of four categories: held-for-trading, held to-maturity, loans and receivables and available-for-sale; financial liabilities are classified into one of two categories: held-for-trading and other financial liabilities.  All derivative instruments, including those that are embedded in, but not closely related to, another contract must be classified as held-for-trading.  All financial instruments, including derivatives, are measured at fair value except for loans and receivables, held-to-maturity investments and other financial liabilities, which are measured at amortized cost, using the effective interest method where applicable.  Subsequent measurement and changes in fair value will depend on their initial classification, as follows: held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net income; available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the investment is derecognized or impaired at which time the amounts would be recorded in net earnings.

The Company has designated cash as held-for-trading, which is measured at fair value.  Sundry amounts receivable and convertible debenture in Colorep Inc. are classified as loans and receivables, which are measured at amortized cost.  Accounts payable and accrued liabilities are classified as other financial liabilities, which are measured at amortized cost.

Stock-based Compensation

The Company has in effect a Stock Option Plan (“the Plan”), which is described in note 6.  Stock options are accounted for using a fair value-based method.  Fair value is calculated using the Black-Scholes model with the assumptions described in note 6.  On the exercise of stock options, consideration received and the accumulated contributed surplus amount is credited to share capital.

Foreign Currency Translation

The Company translates foreign currency denominated transactions using the temporal method.  Monetary assets and liabilities denominated in currencies other than Canadian dollars are translated into Canadian dollars at the rate of exchange in effect at the balance sheet date.  Revenues and expenses are translated at the transaction exchange rate.  Foreign currency gains and losses resulting from the translation of assets and liabilities are reflected in net income of the period.

CARTHEW BAY TECHNOLOGIES INC.
(Formerly Astris Energi Inc.)
Notes to the Interim Financial Statements
September 30, 2009 and 2008
 (Canadian Dollars)

3.      SIGNIFICANT ACCOUNTING POLICIES (continued)

Income (Loss) per Share

Basic income (loss) per share is computed by dividing the income (loss) for the year by the weighted average number of common shares outstanding during the year, excluding contingently returnable shares.  Diluted income (loss) per share is calculated in a similar manner, except that the weighted average number of common shares outstanding is increased to include contingently returnable common shares and from the assumed exercise of common share purchase options and warrants, if dilutive.  The number of additional shares included in the calculation is based on the treasury stock method for options and warrants.

Changes in Accounting Policies

(i)         Financial instruments – disclosures and presentation:

In December 2006, the CICA issued Handbook Section 3862, Financial Instruments – Disclosures, (“Section 3862”) and Section 3863, Financial Instruments – Presentation (“Section 3863”).  These two new sections replace Section 3861, Financial Instruments – Disclosure and Presentation, which was adopted by the Company in fiscal 2007.  Section 3862 includes a complete set of disclosure requirements for financial instruments that revise and enhance the disclosure requirements in Section 3861.  Section 3863 contains the standards for presentation of financial instruments and non-financial derivatives and is essentially consistent with the presentation requirements currently found in Section 3861.  Section 3262 and 3863 were adopted by the Company on January 1, 2008 the Company has included the disclosures recommended by these sections in note 11 to these financial statements.

(ii)        Capital disclosures:

In December 2006, the CICA issued Handbook Section 1535, Capital Disclosures (“Section 1535”).  This new guidance establishes standards for disclosing information about an entity’s capital and how it is managed.  This section requires the disclosure of an entity’s objectives, policies and processes for managing capital and information regarding an entity’s compliance or non-compliance with any capital requirements.  Section 1535 was adopted by the Company on January 1, 2008.  The Company has included the disclosures recommended by Section 1535 in note 10 to these financial statements.

Future Accounting Changes

International Financial Reporting Standards (“IFRS”)

In January 2006, the CICA’s Accounting Standards Board (“AcSB”) formally adopted the strategy of replacing Canadian generally accepted accounting principles with IFRS for Canadian enterprises with public accountability.  The current conversion timetable calls for financial reporting under IFRS for accounting periods commencing on or after January 1, 2011.  On February 13, 2008 the AcSB confirmed that the use of IFRS will be required in 2011 for publicly accountable profit-oriented enterprises.  For these entities, IFRS will be required for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  The Company is currently assessing the impact of IFRS on its financial statements.

CARTHEW BAY TECHNOLOGIES INC.
(Formerly Astris Energi Inc.)
Notes to the Interim Financial Statements
 September 30, 2009 and 2008
(Canadian Dollars)

4.         CONVERTIBLE DEBENTURE IN COLOREP INC.

(i)
On December 10, 2007, the Company announced that it had executed a letter of intent (“LOI”) with Colorep Inc. (“Colorep”) relating to a transaction whereby shares of the Company will be issued in exchange for all of the issued and outstanding shares of Colorep under terms that constitute a reverse takeover (“RTO”) pursuant to Emerging Issue Committee abstract EIC-10, Reverse Takeover Accounting, of the CICA Handbook.  Following the successful completion of the RTO, the Company will become the legal parent of Colorep, and the existing shareholders of Colorep will acquire control of the combined enterprise.  Successful completion of the RTO is subject to several conditions as discussed below.

Colorep is located in Rancho Cucamonga, California, and develops and offers for sale sustainable subsurface printing and dyeing technology for decorating a wide variety of textiles and other consumer products. Colorep has acquired Transprint USA Inc. (“Transprint”), a privately held, employee-owned company, founded in 1978, with headquarters and manufacturing facilities in Harrisonburg, Virginia, and design studios and showrooms in New York City and Charlotte, North Carolina.  Transprint offers printing products and design services worldwide for the apparel, commercial and residential furnishings markets.

On May 23, 2008, the Company and Colorep signed an agreement and plan of merger pursuant to which the existing Company's shareholders will hold 7.548% of the post-RTO common stock of the surviving company.

On October 27, 2008, the Company and Colorep amended the merger agreement.  In exchange for the Company agreeing to extend the closing deadline of the RTO to June 30, 2009, Colorep will increase the ownership percentage of the post-RTO company held by the current Company shareholders such that upon closing of the RTO transaction, the Company shareholders will hold 12.753% of the post-RTO common stock of the surviving company, based upon the current issued and outstanding shares of Colorep.  In addition, in the event that Colorep issues additional shares or securities convertible into shares of Colorep prior to the RTO, the Company will be granted dilution protection such that in no event shall the interest of the current Company shareholders in the surviving company fall below 8% of the issued and outstanding post-RTO common stock of the surviving company (based on the current issued and outstanding shares of Colorep), or 5.3% of the post-RTO ownership of the surviving company, as calculated on a fully diluted basis.

ii)
Pursuant to the LOI, the Company has invested $2,141,400 (US$2,000,000) in two equal tranches into secured convertible debentures (the “Debentures”) of Colorep.  The Debentures are secured by all the assets of Colorep.  The Company advanced the first US$1,000,000 on February 1, 2008 upon execution of a binding share exchange agreement.  The second tranche of US$1,000,000 occurred on May 23, 2008 upon the signing of the definitive share exchange agreement between the Company and Colorep.  The Debentures were due on April 30, 2008, but extended to June 30, 2008 by agreement.  The amendment to the merger agreement dated October 27, 2008 extended the expiry of the Debentures to June 30, 2009 and subordinated the Debentures to Colorep's indebtedness with PNC Credit Corp. of US$4,165,850 relating to two term loans and up to US$5,500,000 on a revolving credit facility.  Interest is due at 1% per month commencing February 1, 2008.  The amended merger agreement increased the interest rate to 1.5% per month.

CARTHEW BAY TECHNOLOGIES INC.
(Formerly Astris Energi Inc.)
Notes to the Interim Financial Statements
 September 30, 2009 and 2008

4.         CONVERTIBLE DEBENTURE IN COLOREP INC. (continued)

If the RTO closes, all principal and accrued interest due and owing will be cancelled.

If the RTO does not close on the maturity date (June 30, 2009 per the amended agreement), and the Company is not in breach of the agreement, the Debentures are convertible at the option of the Company into the number of Colorep shares that is equal to the outstanding principal and unpaid interest divided by the conversion price of US$0.80.   If the RTO does not close on the maturity date and Colorep is in breach, the number of Colorep shares is equal to US$3,000,000 divided by the conversion price.

During the NINE months ended September 30, 2009, the Company earned interest income of $303,165 (US$270,000) on the Debentures.

iii)
Also under the terms of the merger agreement, beginning in August 2008, Colorep agreed to support the operations of the Company at a rate of $20,000 per month to October 2008.  This amount was increased to $30,000 per month thereafter.  During the nine months ended September 30, 2009, the Company charged Colorep support fees totaling $415,516 (US$338,643).  The Company has recorded these reimbursements as reductions of general and administrative expense and professional fees, respectively.

At September 30, 2009, interest and support fees in the amount of $592,492  (US$553,369) were included in sundry amounts receivable.

iv)
In conjunction with the proposed RTO, the Board of Directors of the Company approved a Success Fee payable to its CEO and CFO amounting to an estimated $1,150,000.  The success fee will be earned upon closing of the Colorep RTO transaction and payable as a combination of cash remaining in the Company immediately prior to the RTO transaction and treasury shares of the Company issued at a price equivalent to the value per share received by the shareholders of the Company as a consequence of the RTO.  The fee would be increased by $500,000, determined three months after closing of the RTO transaction and based upon the performance of the post-RTO shares.  In the event that the price of the post-RTO shares, is between $0.70 per share equivalent value and $1.00 per share, the additional $500,000 fee would be pro-rated.  This fee would be payable in treasury shares of the Company.

During the year ended December 31, 2008 the Company issued 21,776,632 shares to the two officers in connection with the success fee.  These shares are being held in escrow and will be returned to treasury if the transaction is not completed.

CARTHEW BAY TECHNOLOGIES INC.
(Formerly Astris Energi Inc.)
Notes to the Interim Financial Statements
September 30, 2009 and 2008
 (Canadian Dollars)

5.	INCOME TAXES

The Company has non-capital tax losses carried forward of approximately $7,533,000. If unused, these tax losses will expire approximately as follows:

2014	$2,547,000
2015	3,030,000
2026	1,835,000
2028	121,000

$7,533,000

The Company has unclaimed scientific research and experimental development (“SRED”) tax pools in Canada of $1,861,263, which are available to offset future taxable income.  These SRED amounts have an unlimited carry forward period.

The tax effect of significant temporary differences is as follows:

	2008	2007	2006

Net income (loss) before income taxes	$176,689	$1,995,088	$(2,120,422)
Statutory income tax rate	33.50%	36.12%	36.12%

Income tax provision (recovery) at statutory rate	59,191	720,626	(765,896)
Non-taxable gain	-	(813,229)	(393,543)
Non-deductible expenses	72,554	566,160	779,530
Application of non-capital losses applied	-	(473,533)	-
Change in tax rate	499,272	-	-
Change in valuation allowance	(631,017)	(24)	379,909

Income tax expense	$-	$-	$-

The components of the Company’s net future income tax assets are as follows:

	2008	2007	2006

Statutory income tax rate	29.00%	33.5%	36.12%

Non-capital losses and unclaimed SRED	$3,050,090	$3,716,800	$4,067,835
Valuation allowance	(3,050,090)	(3,716,800)	(4,067,835)

Net future income tax asset	$-	$-	$-

CARTHEW BAY TECHNOLOGIES INC.
(Formerly Astris Energi Inc.)
Notes to the Interim Financial Statements
 September 30, 2009 and 2008
(Canadian Dollars)

6.         SHARE CAPITAL AND CONTRIBUTED SURPLUS

a)	Share capital

Share capital comprises the following:

Authorized
Unlimited common shares
10,000,000 preferred shares

Issued and outstanding

At September 30, 2009, 54,628,016 common shares were issued and outstanding.

The weighted average number of common shares outstanding during 2009 was 54,628,016 (Dec 31, 2008- 52,796,804; September 30, 2008 – 74,583,132).  These figures are used for purposes of calculating the net income (loss) per share.

No preferred shares have been issued.

CARTHEW BAY TECHNOLOGIES INC.
(Formerly Astris Energi Inc.)
Notes to the Interim Financial Statements
 September 30, 2009 and 2008
(Canadian Dollars)

6.         SHARE CAPITAL AND CONTRIBUTED SURPLUS (continued)

a)	Share capital (continued)

Share and stock option transactions during the years ended December 31, 2007 and 2008 were as follows:

		Share
	Number of	Capital	Contributed
	Shares Issued	Amount	Surplus
Balance, December 31, 2006	48,131,669	$11,205,002	$5,183,490
Issued as payment for consulting fees to related parties	1,838,732	151,415	-
Conversion of $US convertible debentures	899,281	29,568	-
Conversion of advance payable	4,248,750	384,024	-
Redemption of shares owned by dissenting shareholders	(80,000)	(17,083)	12,283
Redemption of shares owned by The ACME Global Inc.	(4,248,750)	(907,278)	813,804
Valuation of settlement options	-	-	33,568
Valuation of incentive options	-	-	99,418
Valuation of finders’ fee options	-	-	10,225

Balance, December 31, 2007	50,789,682	10,845,648	6,152,788

Valuation of options issued in 2008 to settle debt obligations	-	-	17,500
Issued as payment for consulting fees to related parties	3,000,000	101,875	-
Stock-based compensation expense relating to options granted in 2007	-	-	66,279
Issued as payment for consulting fees and settle debts owing to non related parties	838,334	30,925	-
Contingently returnable shares issued in advance for success fee on RTO and held in escrow (note 3(iv))	21,776,632	-	-

Balance, December 31, 2008	76,404,648	$10,978,448	$6,236,567

There were no transactions in the nine months ended September 30, 2009, which involved the issuance of shares or affected contributed surplus.

CARTHEW BAY TECHNOLOGIES INC.
(Formerly Astris Energi Inc.)
Notes to the Interim Financial Statements
 September 30, 2009 and 2008
(Canadian dollars)

6.	SHARE CAPITAL AND CONTRIBUTED SURPLUS (continued)

b) Stock option plan

The Company has stock option plans for its employees and consultants who are regarded as integral to the progress of the Company and its operations.  Options are normally issued as a bonus on employment or are tied into performance related compensation.  Performance related compensation includes completion of research and development projects within specific timeframes and budgets, achieving financial targets on behalf of the Company or introduction/referral/completion of business agreements or arrangements.  In general, the minimum vesting requirement of options issued is one year.  The maximum term of options is five years from the grant date.  Normally, the exercise price of the option is determined using the five-day closing average of the shares prior to the grant date.

On October 22, 2004, the Board of Directors passed a resolution authorizing an amendment increasing the maximum number of common shares for issuance under the Company’s Stock Option Plan to 5,100,000 shares.

On October 12, 2005, the Board of Directors received approval from shareholders at the Company’s Annual General Meeting to increase the common shares available for the Company’s Stock Option Plan by 2,000,000 shares.

On September 6, 2007, in conjunction with the sale of the assets of the Company (see note 1), the Board of Directors approved the cancellation of all share purchase options that were outstanding at that date.  At that same meeting, the Board of Directors approved the granting of new share purchase options.

(i) Stock options granted

During the year ended December 31, 2007, the Company granted stock options as follows:

The Company issued 7,121,758 incentive options to six directors under the following terms: Exercise price US $0.027; expiring September 6, 2012; vesting subject to successful completion of the reverse takeover transaction as described in note 3.

The Company issued 1,500,000 settlement options to former directors and officers under the following terms: Exercise price US $0.021; expiring August 1, 2012; vesting immediately.

The Company issued 508,697 finders’ fee options to a director for introducing the Company to Colorep Inc. under the following terms: Exercise price US $0.027; expiring November 23, 2012; vesting subject to successful completion of the reverse takeover transaction as described in note 3.

During the year ended December 31, 2008, the Company issued 500,000 options to a former director to settle debt obligations under the following terms:  Exercise price US $0.035; expiring June 23, 2013; vesting immediately.

CARTHEW BAY TECHNOLOGIES INC.
(Formerly Astris Energi Inc.)
Notes to the Interim Financial Statements
 September 30, 2009 and 2008
(Canadian Dollars)

6.	SHARE CAPITAL AND CONTRIBUTED SURPLUS (continued)

b) Stock option plan (continued)

(ii) Stock options exercised

 No stock options were exercised during the 2008 or 2007 fiscal year.

(iii) Stock option valuation

Stock options issued in the year ended December 31, 2008 were valued at $17,500 (2007 - $242,630) using the Black-Scholes option pricing model with the following assumptions: risk free interest rate of 3.40%; expected life of 5 years; expected volatility of 157%; dividend yield of 0% (2007 – 4.3%; 5 years; 142%; 0%; respectively).

During the year ended December 31, 2007, the Company expensed $33,568 in stock compensation costs for the settlement options, $99,418 for the incentive options and $10,225 for the finders’ fee options. During the year ended December 31, 2008, the Company expensed $17,500 in stock compensation costs for the options granted in 2008 and $66,279 relating to options granted in 2007, leaving $33,140 to be expensed in the future.

Costs of the incentive options totaled $198,837 of which $99,418 was expensed in 2007 and $66,279 in 2008, leaving $33,140 to be expensed in the future.

(iv) Summary table

		Weighted
		Average
	Options for	Exercise
	Common Shares	Price U.S.$

Balance, December 31, 2006	3,818,840	0.240

Options granted	9,130,455	0.026
Options exercised	-	-
Options cancelled	(3,818,840)	(0.240)

Balance, December 31, 2007	9,130,455	0.026

Options granted	500,000	0.035

Balance, December 31, 2008 and Sept 30, 2009	9,630,455	0.026

CARTHEW BAY TECHNOLOGIES INC.
(Formerly Astris Energi Inc.)
Notes to the Interim Financial Statements
 September 30, 2009 and 2008
 (Canadian Dollars)

6.	SHARE CAPITAL AND CONTRIBUTED SURPLUS (continued)

b) Stock option plan (continued)

(v) Weighted average remaining contractual life

The following table summarizes information about the Company’s stock options outstanding as at September 30, 2009:

	Number	Weighted	Number
Exercise	Outstanding at	Average	Exercisable at
Price	September 30,	Remaining	September 30,
US$	2009	Life in Years	2009

0.021 – 0.035	9,630,455	3.42	2,000,000

c) Common share purchase warrants

All of the company’s share purchase warrants outstanding as at December 31, 2008 have expired.  There are no outstanding warrants as at September 30, 2009,

CARTHEW BAY TECHNOLOGIES INC.
(Formerly Astris Energi Inc.)
Notes to the Interim Financial Statements
 September 30, 2009 and 2008
(Canadian Dollars)

7.         STATEMENTS OF CASH FLOW

a)	The net change in non-cash operating working capital balances related to operations comprises the following:

	Three months to Sept 30, 2009		Three months to Sept 30, 2008	Nine months to Sept 30, 2009	Nine months to Sept 30, 2008

(Increase) decrease in receivables	$	(100,325)	$(155,226)	$(531,347)	$	(162,508)
Decrease (increase) in prepaid expenses		22,424	12,500	(15,822)		87,500
(Decrease) increase in accounts payable		34,549	(7,000)	9,099		(82,887)

		$(43,352)	$(149,726)	$(538,070)		$(157,895)

8.	RELATED PARTY TRANSACTIONS AND BALANCES

During the nine months ended September 30, 2009, the Company incurred consulting expenses and directors’ Fees .

During the year ended December 31, 2008, the Company incurred consulting expenses and directors’ fees for the services of certain directors in the amount of $242,038.

At December 31, 2008, accounts payable and accrued liabilities included fees payable to directors in the amount of $30,450 (2007 - $50,000).

During the year ended December 31, 2007, the Company issued 1,838,732 shares to officers and directors and/or companies controlled by them, and granted 7,121,758 stock options to directors, 1,500,000 settlement options to former directors and officers, and 508,679 finders’ fee options to a director (see note 5).

During the year ended December 31, 2008, the Company issued 3,000,000 shares and granted 500,000 stock options to a company controlled by a former director (see note 5).  Also during the year ended December 31, 2008, the Company issued 21,776,632 shares to two directors in advance of the success fee, which they will earn if the Colorep RTO transaction closes (note 3).  These shares are held in escrow and will be returned to treasury if the transaction is not completed.

There were no transactions of this nature in the nine month period ended September 30, 2009.

CARTHEW BAY TECHNOLOGIES INC.
(Formerly Astris Energi Inc.)
Notes to the Interim Financial Statements
 September 30, 2009 and 2008
(Canadian Dollars)

9.	CAPITAL MANAGEMENT

The Company’s objective is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to allow the Company to complete the RTO.  Management defines capital as the Company’s shareholders’ equity.

The Company is not subject to any externally imposed capital requirements.

10.	FINANCIAL INSTRUMENTS

The fair values of the Company’s financial instruments approximate their carrying values due to the short-term nature of the instruments.

The Company’s risk exposure and the impact on its financial instruments are summarized below:

Credit Risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment/contractual obligations.  The Company is exposed to credit risk on its cash and sundry amounts receivable.  The Company has deposited the cash with reputable Canadian financial institutions, from which management believes the risk of loss is minimized.  Management believes that credit risk concentration with respect to the financial instruments included in sundry amounts receivable is remote.  As at June 30, 2009, no sundry amounts receivable are considered past due or impaired.

Liquidity Risk

The Company’s approach to managing liquidity risks is to ensure that it will have sufficient liquidity to meet liabilities when due.  As at September 30, 2009, the Company had a cash balance of $154,061 (September 30, 2008 - $236,384) to settle current liabilities of $59,549 (2008 - NIL).

Market risk

(a)  Interest rate risk

The Company has cash balances and a convertible debenture in Colorep Inc. bearing interest at a fixed rate of 1.5% per month.  The Company’s current policy is to invest excess cash in interest bearing bank accounts.

(b)  Foreign currency risk

The Company is exposed to foreign currency risk on fluctuations related to cash balances, sundry amounts receivables the convertible debenture in Colorep Inc., and accounts payable and accrued liabilities which are denominated in US dollars. A 10% change in the exchange rate of this currency, which management believes to be reasonably possible within a 12 month period, would affect net loss by approximately $300,000 with all other variables held constant.

(c)Price risk

The Company is not exposed to price risk.

CARTHEW BAY TECHNOLOGIES INC.
(Formerly Astris Energi Inc.)
Notes to the Interim Financial Statements
 September 30, 2009 and 2008
(Canadian Dollars)

11.	COMPARATIVE FIGURES

Comparative figures have been reclassified to conform to the current year’s presentation.

12.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES ACCOUNTING PRINCIPLES

This reconciliation only covers measurement issues and not disclosure issues pursuant to the rules and regulations of the Securities and Exchange Commission.

The financial statements of the Company for the years ended March 31, 2009 and 2008 have been prepared in accordance with generally accepted accounting principles as applied in Canada (“Canadian GAAP”).  In the following respects, generally accepted accounting principles as applied in the United States (“US GAAP”) differ from those applied in Canada.

There would be no adjustments needed to arrive at net income (loss) for the years ended March 31, 2009 and 2008 if US GAAP were employed.  Similarly, there would be no adjustments needed to arrive at shareholders’ equity as at March 31, 2009 and 2008 if US GAAP were employed.

New US GAAP Accounting Pronouncements

In December 2007, the FASB issued SFAS No. 141(R), Business Combinations (“SFAS No. 141R”), replacing SFAS No. 141, Business Combinations (“SFAS No. 141”).  This Statement retains the fundamental requirements in Statement 141 that the acquisition method of accounting (which Statement 141 called the purchase method) be used for all business combinations and for an acquirer to be identified for each business combination.  This Statement also establishes principles and requirements for how the acquirer: a) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree; b) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase and c) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination.  This Statement clarifies that acquirers will be required to expense costs related to any acquisitions.  SFAS No. 141(R) will apply prospectively to business combinations for which the acquisition date is on or after fiscal years beginning December 15, 2008. Early adoption is prohibited.  The Company has not yet evaluated the impact, if any, that SFAS No. 141(R) will have on its financial statements.  Determination of the ultimate effect of this pronouncement will depend on the Company’s structure at the date of adoption.

November 17, 2009

Management’s Discussion and Analysis

The following is a discussion of the results of operations and financial condition of Carthew Bay Technologies Inc. (“Carthew Bay”) for the years nine months ended September 30, 2009 and 2008.  The financial statements are prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”) and are presented in Canadian dollars unless otherwise stated. This discussion should be read in conjunction with the audited consolidated financial statements and notes for December 31, 2008 and Management’s Discussion and Analysis for the year ended December 31, 2008.

Additional information relating to Carthew Bay is on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Forward-looking Statements and Risk Factors

The following discussion contains forward-looking statements that are based on current expectations and entails various risks and uncertainties. These risks and uncertainties could cause or contribute to actual results that are materially different from those expressed or implied.  The forward-looking information contained in this document is current only as of the date of the document.  There should not be an expectation that such information will in all circumstances be updated, supplemented or revised whether as a result of new information, changing circumstances, future events or otherwise.  You should not place undue reliance on forward-looking statements.  Readers are encouraged to read the section entitled “Risks and Uncertainties” in this MD&A for a discussion of the factors that could affect our future performance.

Overview and Business of Carthew Bay Technologies

Founded in 1983, Carthew Bay Technologies Inc. (formerly Astris Energi Inc.) had become a leading alkaline fuel cell (AFC) technology company.  More than $18 million has been spent to develop the Company’s AFC technology, resulting in a fuel cell that has unique attributes compared with other fuel cell technologies. The Company ceased being a developer of fuel cell technology with the sale of substantially all of its assets. (see further explanation below).

Based in Toronto, Canada, the Company became public through a reverse takeover in 1995 to broaden its access to capital. It trades on the U.S. OTC Bulletin Board under the symbol CWBYF.

On August 1, 2007 the Company announced that it had completed its previously announced sale of assets to MKU Canada Inc., an Ontario incorporated company which is a wholly owned subsidiary of MKU Cyprus Ltd., formerly referred to as Green Shelters Innovations Ltd.  The transaction includes the sale of substantially all of the assets of the Company, including its fuel cell and test load technology assets for consideration of: i) US$3,064,363 in cash ($3,216,049 Canadian: ii) forgiveness of US$1,225,000 and $380,000 Canadian of face value  secured convertible debentures held by ACME Global Inc. (a subsidiary of MKU Cyprus Ltd.) along with over US$210,000 ($234,558 Canadian) of accrued interest: iii) an option for Astris to purchase for nominal consideration ($1.00) 4,248,750 shares recently acquired by ACME Global Inc. for US$.08 per share, total US$339,900 ($384,024 Canadian): iv) the forgiveness of a secured convertible promissory note in the amount of US$600,000 ($642,700 Canadian). The Company has exercised the option to reacquire and cancel the 4,248,750 shares.

As a condition of the sale, Jiri Nor and Anthony Durkacz have resigned both as officers and directors of the Company effective July 31, 2007.  Peter Nor has resigned as an officer of the Company effective July 31, 2007.  Director Michael Liik has become the new President & CEO and Director Brian Clewes has become the new CFO, Secretary & Treasurer of the Company.

It is Management’s objective to utilize the cash proceeds from the Asset Sale and its US public listing to seek out a new business opportunity. The Company believes that it is in an attractive position to do so given the collective business experience and networks of the new management group as well as Directors.

In addition, the company changed its name to Carthew Bay Technologies Inc. on August 17, 2007 with the Ministry of Government Services Ontario.

Developments after the Sale of Assets

On October 26, 2007, a resolution was passed to approve the issuance of 625,000 Common Shares of the Corporation to settle certain obligations incurred in settlement of it’s Consulting Agreement owing by the Corporation to Ardour Capital Investments LLP or any of its designates.

On November 23, 2007, The Board of Directors approved a motion to provide Management with the authority to negotiate, execute, and deliver a Letter of Intent on substantially the same terms as presented and to execute and deliver the first convertible debenture of US$1.0 million in connection with a proposed RTO transaction with Colorep.

On December 9, 2007 the Company executed a Letter of Intent (“LOI”) with Colorep Inc. (“Colorep”), relating to a transaction whereby shares of CBT will be exchanged for all of the issued and outstanding shares of Colorep (“RTO”).

Colorep (Rancho Cucamonga, CA) develops and offers for sale sustainable subsurface printing and dyeing technology for decorating a wide variety of textiles and other consumer products.  Colorep has previously announced its intention to acquire Transprint USA Inc. (“Transprint”); a privately held employee owned company founded in 1978, with headquarters and manufacturing facilities in Harrisonburg, VA; and design studios and showrooms in New York City and Charlotte, NC.  Transprint offers printing products and design services worldwide for the apparel, commercial and residential furnishings markets. The definitive share purchase agreement between Colorep and Transprint has been completed. One of the conditions precedent to the conclusion of the RTO under the LOI is receipt by Colorep of a credit facility sufficient to enable Colorep to conclude the acquisition of Transprint.

Pursuant to the LOI and subject to the terms thereof, CBT will invest $2 million US$ in two equal tranches into secured debentures (the “Debentures”) of Colorep.  The Debentures will bear interest at 1% per month (unless increased pursuant to the terms of the LOI) and interest will accrue until maturity on April 30, 2008. Subject to certain conditions, CBT is obligated to advance the first $1 million US$ to Colorep upon signing of the LOI and completion of related loan documentation which was completed and advanced February 1, 2008. The second $1 million US$ will be advanced upon execution of a binding share exchange agreement.  The LOI further provides that upon receipt of all approvals, such as but not limited to shareholder and regulatory approvals, necessary to conclude the RTO, CBT will, as part of the closing of the RTO, cancel the debentures.  There are many conditions associated with the conclusion of the various transactions included as part of the LOI and such conditions include but are not limited to, those conditions elsewhere identified herein; a condition that CBT consolidate its shares pursuant to a formula included as part of the LOI and the completion of the Transprint acquisition by Colorep which occurred January 8, 2008.

Subject to certain extension provisions set out in the LOI, the transactions contemplated there under must be completed prior to June 30, 2008 but no later than September 30, 2008. Upon closing of the RTO, all of the current members of the Board of Directors of CBT, other than Michael Liik, will resign and will be replaced by between four and six new members.

Execution of the LOI has received the unanimous approval for the Board of Directors of CBT and the LOI was filed on EDGAR on February 6, 2008.

The RTO transaction is subject to M&A/Success Fees of 1.4% of the transaction value or $1,150,000, payable as a combination of cash remaining in CBT immediately prior to the RTO transaction and treasury shares of CBT issued at a price equivalent to the value per share (after giving consideration to the shares issued in this regard) received by the shareholders of CBT as a consequence of this transaction. The fee would be increased by an additional 0.06% of the transaction value or $500,000, or such pro-rated amount, determined 3 months after closing of the RTO transaction and based upon the performance of the post-RTO shares. In the event that the performance of the post-RTO shares, is between $0.70 per share equivalent value (as further described in the LOI) and $1.00 per share, the additional $500,000 fee would be pro-rated such that no fee would be earned on the lower threshold and the full fee earned on the upper threshold (This fee would be payable in treasury shares of CBT on the basis described above. In the event that an appropriate mechanism to issue these shares post-RTO cannot be established in advance, the additional fee would be considered fully earned and payable upon closing of the RTO transaction. On June 16, 2008 the Company issued shares in satisfaction of the first component of the Success Fee to be held in escrow pending successful completion of the RTO transaction.

On May 22, 2008, the Company signed a consulting agreement with a former director, to provide services to the Company to facilitate the transition continuing from the asset sale to MKU Canada Inc referred to above. This resulted in the issuance of 2,500,000 Common Shares of the Corporation.

On July 8, 2008 the Company announced that a delay in the closing of the RTO would occur as a consequence of the delay in the signing of the RTO Agreement (May 23, 2008). In addition, the Transaction closing was changed to December 31, 2008. The transaction requires the filing of a Registration Statement with the SEC by the Company. It was anticipated that the Registration Statement would be filed by the end of July and will require 90 to 120 days for SEC review and comments. Thereafter, the Company would convene a Special Meeting of shareholders to vote on the RTO transaction. In the event that shareholders approve same, the transaction would close shortly thereafter. It is likely that the Company will delay its annual meeting to coincide with this special meeting to avoid duplicating associated costs.

On September 5, 2008, the Company announced that there would be further delays with the completion of Colorep’s audit, which would affect the filing of the Registration Statement with the SEC.

On October 27, 2008 the Company announced that it had re-negotiated the terms of the RTO Agreement with Colorep, Inc. and agreed to extend the closing of the RTO Agreement from December 31, 2008 to June 30, 2009. In exchange for this agreement, Colorep will increase the ownership percentage of the post-RTO company held by the current CBT shareholders such that upon closing of the RTO transaction, CBT shareholders shall hold 12.753% of the post-RTO common stock of the surviving company, based upon the current issued and outstanding shares of Colorep. In addition, in the event that Colorep issues additional shares or securities convertible into shares of Colorep prior to the RTO, CBT will be granted dilution protection such that in no event shall the interest of the current CBT shareholders in the surviving company be allowed to fall below 8% of the issued and outstanding post-RTO common stock of the surviving company (based on the current issued and outstanding shares of Colorep), or 5.3% of the post-RTO ownership of the surviving company, as calculated on a fully diluted basis.

As a further inducement to extend the closing, Colorep has agreed to: (i) increase their obligation to contribute to CBT overhead expenses from $20,000 to $30,000 per month and to pre-pay such amounts through the end of January, 2009; (ii) pay any outstanding accrued interest on CBT debentures and thereafter make interest payments on a monthly basis as well as to pre-pay future interest on same through to the end of January, 2009; (iii) pay any and all amounts outstanding to CBT in respect of legal or costs owing to CBT plus all reasonable costs associated with effecting this amendment, to a maximum of $307,000 including the satisfaction of (i) and (ii) above. Any amounts still outstanding in excess of the $307,000 cap will be payable on February 1, 2009.

On July 20, 2009 the Company announced that it had agreed to extend the closing of the transaction with Colorep whereby shares of CBT will be exchanged for all of the issued and outstanding shares of Colorep (the “RTO”). The Company and Colorep have agreed to extend the closing deadline of the RTO and related agreements to April 30, 2010, subject to Colorep facilitating CBT’s filing of a Form F-1 Registration Statement with the SEC on or before October 31, 2009. In the event that Colorep does not meet these conditions prior to the filing deadline, CBT would have the option to terminate all agreements amongst the parties and all amounts owing to CBT would become due and payable.

Outlook

This Outlook section contains certain Forward-Looking Statements.  By their nature, Forward-Looking Statements require us to make assumptions and are subject to inherent risks and uncertainties.  Please refer to the caution regarding forward-looking statements on page 1.

Given the sale of substantially all of the assets of the Company to MKU Canada Inc., the Company looked to utilize its publicly traded vehicle with remaining cash of approximately $2,600,000, no debt, and substantial tax loss carry forwards, with the sole intention of creating shareholder value.  The Company evaluated different proposals before entering into the LOI with Colorep. The Company will continue to keep shareholders apprised through news releases and filings with the relevant Canadian and US securities commissions.

Financial Review

The following is a review of the key performance measurements from the income statement for the nine months ended September 30, 2009 and 2008.

Revenue

For the years of 2008 through September 2009, the only revenue was interest earned on investments.

Expenses

For the nine months ended September 30, expenses were $385,166 due to the foreign currency loss on the Investment in Colorep Inc., as opposed to $1,457,790 for the nine months ended September 30, 2008.

Net Income for the nine month period ended September 30, 2009

Carthew Bay Technologies Inc. reported net loss of $82,001compared to a loss of $1,308,376, for the nine months ended September 30, 2008.

Liquidity and Capital Resources

Carthew Bay Technologies Inc. had an overall cash outflow of $325,471 in the nine month period to September 30, 2009 compared to $ 2,308,047 for the nine months ended September 30, 2008.  The negative cash flow in 2008 was due to the investment in the Debenture of Colorep Inc.  As at September 30, 2009, Carthew Bay Technologies Inc. had assets of $2,922,628 compared to the $2,541,659 at September 30, 2008.

Off-balance-sheet Arrangements

Carthew Bay Technologies Inc. does not have any off-balance sheet arrangements.

Share Capital

Share capital consists of the following:

Authorized:
Unlimited common shares
10,000,000 preferred shares

	September 30, 2009		September 30, 2008
	Common Shares		Common Shares
	Number	$Value	Number	$Value

Issued at December 31, 2007	50,789,682	10,845,648	50,789,682	10,845,648

- Issued as payment for consulting fees to related parties	3,000,000	101,875	625,000	18,125
- Issued as payment for consulting fees and settle debts owing to no related parties	838,334	30,925
- Conversion of advances payable
- Conversion of US$ Debentures
- Redemption of shares owned by dissenting shareholders	-	-
- Redemption of shares owned by ACME Global Inc.	-	-
- Contingently returnable shares issued in advance for success fee on RTO and Held in escrow	21,776,632	-	-	-

Balance December 31, 2008 and September 30, 2009	76,404,648	10,978,448	51,414,682	10,863,773

Business Risks

Until the sale of substantially all of its assets Carthew Bay Technologies Inc. (Formerly Astris Energi Inc.) was a late-stage development company entering the pilot production phase, and there were a number of relevant business risks at that stage of development, and within the fuel cell industry generally.  With the completion of the sale of assets on August 1, 2007, these risks are no longer of concern.  Please refer to the MD&A for the year ended December 31, 2008 and the MD&A for the year ended December 31, 2007 for a complete description of the risks inherent at those dates.

The Company has never paid dividends and it does not anticipate paying dividends in the foreseeable future.

The Company has never declared any cash dividends on its Common Shares, and if the Company were to become profitable, it would be expected that most or all of such earnings would be retained to support the business. As a result, shareholders must rely on stock appreciation for any return on their investment in the Common Shares.

The Company has authorized an unlimited number of common shares and up to 10,000,000 preferred shares of capital.

Under Canadian law the Company is able to issue an unlimited number of its common shares and up to 10 million preferred shares. The Company does not need the consent of its shareholders to issue these additional shares. Therefore, there is a high likelihood of dilution from the issuance of additional shares. The additional shares can be used to thwart a takeover attempt that the Board of Directors does not deem in the Company’s best interest, however the Company has not made any provision for issuing shares in that manner. The Company has not issued any preferred shares.

SUMMARY OF THE RESULTS FOR THE LAST FOUR QUARTERS

	Three months ended Sept 30, 2009	Three months ended Jun 30, 2009	Three months ended Mar 31, 2009	Three months ended Dec 31, 2008	Total

(expressed in $Cdn)

Interest	98,766	90,706	113,693	120,000	423,165

Gain (expenses)	(207,274)	(223,194)	45,302	1,484,765	1,099,599

Income (net loss)	(108,508)	(132,488)	158,995	1,604,765	1,522,764

Net Income (loss) per Common Share)	(.002)	.003	.003	.03	.029